September 12, 2007


VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: William Thompson
Mail Stop 3561


Re: Bluefly, Inc., Form 10-K for Fiscal Year Ended December 31, 2006, Filed February 28, 2007 (the "Filing"), File No. 1-14498


Dear Mr. Thompson:

     Set forth below are our responses, on behalf of Bluefly, Inc. (the "Company"), to the comments contained in the letter of the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") dated August 23, 2007 to Mr. Patrick C. Barry, Chief Financial Officer of the Company (the "Comment Letter"), with respect to the above-referenced filing. The numbered responses set forth below correspond to the paragraphs of the Comment Letter, which bear the same numbers. For your convenience, we have repeated the Staff's comments below in bold face type before each of our responses.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 18

For the Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005, page 19

     1. Please identify the measure you have termed "gross sales" as a non-GAAP financial measure. Also, please revise to disclose the reasons why you believe that presentation of gross sales provides useful information to investors

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          regarding your results of operations. To the extent material, disclose the additional purposes, if any, for which management uses the non-GAAP financial measure. Refer to Item 10(e)(1)(i) of Regulation S-K.

The requested disclosure will be provided in future filings.

Liquidity and Capital Resources, page 22

General, page 22

     2. Your discussion focuses on your December 31, 2006 and December 31, 2005 financial position and fiscal 2006 operating and financing activities. Please revise to provide a discussion and analysis of financial condition, changes in financial condition and cash flows for the three year period covered by the financial statements. The discussion and analysis should address material year to year changes in financial position and cash flows and the reasons underlying those changes and provide information that is relevant to an understanding of your financial condition and cash flows. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

The requested disclosure will be provided in future filings.

Item 9A. Disclosure Controls and Procedures, page 26

     3. You state that your Chief Executive and Chief Financial officers concluded that your disclosure controls and procedures are effective in ensuring that information required to be disclosed in your reports filed under the Exchange Act is recorded, processed, summarized and reported within the required time periods. Please revise to clarify, if true, that these officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive and Chief Financial officers, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e). Alternatively, you may simply state that the officers concluded that your disclosure controls and procedures are effective.

The requested disclosure will be provided in future filings.

Financial Statements

Statements of Operations, page F-3

     4. Please show us how you calculated the deemed dividend related to the beneficial conversion feature on the Series F Preferred Stock. Refer, for computational guidance, to Issue 7 in EITF 00-27.

     The deemed dividend related to the beneficial conversion feature on the Series F Preferred Stock was calculated in accordance with Issue 7 in EITF 00-27.

     There were 3,857,143 shares of Series F Preferred Stock outstanding prior to the closing of the June 2006 Private Placement. These shares had a conversion price of $2.32. In connection with the Private Placement the conversion price was reset to $0.82.

     Thus, the number of incremental shares issuable in connection with the resetting of the conversion price is calculated as follows:

          3,857,143/$2.32 = 1,662,562
          3,857,143/$0.82 = 4,703,833
                            ---------
             Difference     3,041,271

     Multiplying the 3,041,271 shares by the original conversion price of $2.32 would result in a value of $7,055,749. However, in accordance with EITF 98-5, since the amount of the charge cannot exceed the original proceeds raised in connection with the Series F Preferred Stock issuance, the charge is limited to the original proceeds of $3,857,143.

Notes to Financial Statements, page F-6

     5. Based on your disclosures, we understand that you derive revenues from a number of different products, such as men's apparel, women's apparel,

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          accessories, and home products. Please provide revenue disclosures by product group as required by paragraph 37 of SFAS 131. If you believe that other product categories are more appropriate, please advise.

The products that we sell through the men's apparel, women's apparel and accessories category are substantially similar in nature. In most cases, these items come from the same vendors, are purchased by the same customers and are ordered, received and processed through the same methodology. In addition, many of these items are sub components of each other. For example, the Company has a cashmere program that encompasses items are included in the women's department, men's department and accessories department. Accordingly, management does not view the revenue derived from men's apparel, women's apparel and accessories to be separate products but rather a group of similar items within one product line. Management therefore believes that the disclosures required under paragraph 37 of SFAS 131 are therefore not applicable. While products from the home department are somewhat more separate in nature, revenue from the home department is currently not material to the Company (approximately 2% of total revenue in 2006).

As the Company continues to grow and expand its business, it will continue to review its product lines and provide additional disclosure as required.

Note 8. Commitments and Contingencies, page F-14

     6. For capital and operating leases, please disclose the future minimum rental payments required as of the date of the latest balance sheet presented, in the aggregate and for each of the five succeeding fiscal years. It appears you may have inadvertently omitted your lease obligation table in this filing. Refer to paragraph 16 of SFAS 13.

The requested disclosure will be provided in future filings.

Note 9. Shareholder's Equity, page F-15

     7. Please disclose the amount of cumulative unpaid dividends settled through the issuance of common shares, rather than in cash. Also disclose the number

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          of shares that were issued to settle the unpaid dividends and how you computed the number of shares to be issued. Show us how the revised disclosure will read in future filings.

     The following disclosure will be added to Note 9 of the financial statements in future filings:

     In connection with the June 2006 Private Placement, $603,928 of cumulative unpaid dividends was settled through the issuance of 794,642 shares of Common Shares. These shares were computed by using the conversion price of the Series D Preferred Stock ($0.76) as required by the terms of the Private Placement.

Note 11. Financing Activity, page F-22

     8. Based on your Item 5 disclosures, it appears that your credit facility contains restrictions on your ability to declare or pay dividends. Please provide footnote disclosure of the most significant restrictions on your payment of dividends. Refer to Rule 4.08(e)(1) of Regulation S-X. In addition, please cross-reference in Item 5 and Item7 to your revised disclosures. Refer to Item 201(C) and Item303 of Regulation S-K.

The requested disclosure will be provided in future filings.

Exhibits 31.1 and 31.2

     9. The certification required by Rule 13a-14(a) or Rule 15d-14(a) should conform exactly to the certification set forth in Item 601(B)(31) of Regulation S-K. In this regard, please replace "annual report" with "report" in paragraphs 2, 3 and 4. Please also replace "during the registrant's most recent fiscal quarter" with "during the registrant's most recent quarter (the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(c).

The requested disclosure will be provided in future filings.

          The Company hereby acknowledges that: (a) the Company is responsible for the

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          adequacy and accuracy of the disclosure of the Filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                                       Very truly yours,

                                                       /s/ Patrick C. Barry
                                                       -------------------------
                                                       Patrick C. Barry
                                                       Chief Financial Officer